May 24, 2019

Bryan Glass
President
XLR MEDICAL CORP.
20 West Park Avenue, Suite 207
Long Beach, NY 11561

       Re: XLR MEDICAL CORP.
           Registration Statement on Form 10-12G
           Filed April 30, 2019
           File No. 000-50026

Dear Mr. Glass:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10 filed April 30, 2019

Conflicts of Interest, page 25

1. We note your disclosure that Mr. Glass may become aware of business opportunities which may be appropriate for presentation to you as well as for other companies with which he is affiliated. Please add a discussion as to how Mr. Glass will determine which company may get preference as to any identified business combination opportunities.
       Please also expand your risk factor disclosure in this regard, as applicable.
Exhibits, page 29

2. The footnote to Exhibit 3.5 appears to refer to Form 10-QSB for the nine months ended
       October 31, 2006 which does not include the referenced Exhibit 3.5 . Please revise or advise.
 Bryan Glass
XLR MEDICAL CORP.
May 24, 2019
Page 2
Financial Statements
Report of Independent Registered Public Accounting Firm , page F-1

3. We note audit report included here covers the financial statements for the years ended
         December 31, 2018 and 2017. Please direct your independent auditor to opine on the financial statements for the fiscal years ended January 31, 2019 and 2018 included in the filing and amend Form 10 accordingly.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Raj Rajan at 202-551-3388 or Joel Parker, Senior Assistant Chief
Accountant, at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at
202-551-3356 with any other questions.



                                                              Sincerely,
FirstName LastNameBryan Glass
                                                              Division of
Corporation Finance
Comapany NameXLR MEDICAL CORP.
                                                              Office of
Beverages, Apparel and
May 24, 2019 Page 2                                           Mining
FirstName LastName